Exhibit 4.27

EXECUTION VERSION

SHARE PURCHASE AGREEMENT

By and Among

NUOMI HOLDINGS INC.

RENREN INC.

And

BAIDU HOLDINGS LIMITED

dated as of

August 23, 2013

	4.4	Notices of Certain Matters	25
	4.5	Commercially Reasonable Best Efforts to Complete	25
	4.6	Public Announcements	26
	4.7	Exclusivity	26
	4.8	Consolidated Balance Sheet	26
	4.9	Cancellation of Options	27

5.	Conditions of the Purchaser’s Obligations at Closing		27

	5.1	Representations and Warranties	27
	5.2	Performance	27
	5.3	No MAE	28
	5.4	Officer’s Certificate	28
	5.5	Due Diligence	28
	5.6	Approvals and Consents	28
	5.7	Boards of Directors	28
	5.8	Restated Articles and Share Incentive Plan	28
	5.9	Capital Contribution	28
	5.10	Transaction Documents	28
	5.11	VIE Structure	28
	5.12	Opinion of PRC Counsel	29
	5.13	Opinion of Cayman Counsel	29
	5.14	Legal Representative of WFOE	29
	5.15	Auditor Determination	29

6.	Conditions of the Company’s Obligations at Closing		29

	6.1	Representations and Warranties	29
	6.2	Performance	29
	6.3	Auditor Determination	30

7.	Post-Closing Covenants		30

	7.1	Restated Articles	30
	7.2	Transfer Domain Name	30
	7.3	Intellectual Property Transfer	30
	7.4	Transitional Support	30
	7.5	Registration of the Equity Pledge Agreement	30
	7.6	Repayment of Funding Support	30

8.	Indemnity		31

9.	Miscellaneous		32

	9.1	Survival	32
	9.2	Defined Terms Used in this Agreement	33
	9.3	Termination	38
	9.4	Transaction Fees and Expenses	39
	9.5	Transfer; Successors and Assigns	39
	9.6	Governing Law	39

9.7	Counterparts	39
9.8	Titles and Subtitles	40
9.9	Requests and Notices	40
9.10	Amendments and Waivers	41
9.11	Severability	41
9.12	Delays or Omissions	41
9.13	Entire Agreement	41
9.14	Dispute Resolution	42

INDEX OF SCHEDULES

Schedule I — Company Disclosure Schedule

Schedule II — Purchaser Disclosure Schedule

Schedule III — Required Consents

Schedule IV — Key Employees

INDEX OF EXHIBITS

Exhibit A — Form of Promissory Note

Exhibit B — Form of Amended and Restated Memorandum and Articles of Association

Exhibit C — Form of PRC Legal Opinion

Exhibit D — Form of Cayman Legal Opinion

Exhibit E — Form of Purchase Option Agreement

Exhibit F — Form of Shareholders Agreement

Exhibit G — Form of VIE Agreements

SHARE PURCHASE AGREEMENT

This Share Purchase Agreement (this “Agreement”) is made as of the 23rd day of August, 2013 by and between Nuomi Holdings Inc., an exempted company established under the laws of the Cayman Islands (the “Company” or “Nuomi”), Renren Inc., an exempted company established under the laws of the Cayman Islands (“Renren”) and Baidu Holdings Limited, a company established under the laws of the British Virgin Islands (the “Purchaser”).

WHEREAS, as of the date hereof, the issued and outstanding shares of share capital of the Company consists of 165,961,527 ordinary shares, par value US$0.0001 per share, of the Company (the “Ordinary Shares”), all of which are held by Renren.

WHEREAS, the parties contemplate a transaction pursuant to which, upon the terms and subject to the conditions set forth herein, (i) the Company will sell and issue to the Purchaser, and the Purchaser shall purchase from the Company, at the Closing 309,950,973 newly issued Ordinary Shares, representing 59.04% of the total issued and outstanding Ordinary Shares on a Fully-Diluted basis, for the purchase price as set forth herein and (ii) the Company will adopt at the Closing the Share Incentive Plan (as defined below) and reserve 49,087,500 Ordinary Shares, representing 9.35% of the total issued and outstanding Ordinary Shares on a Fully-Diluted basis, for issuance under the Share Incentive Plan.

WHEREAS, the parties hereto desire to make certain representations, warranties, covenants and agreements, and to prescribe certain conditions, with respect to the consummation of the transactions contemplated by this Agreement.

NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and agreements set forth herein, as well as other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

1.                                      Purchase and Sale of Ordinary Shares; Closing.

1.1                               Purchase and Sale of Ordinary Shares.  Upon the terms and subject to the conditions set forth herein, the Purchaser agrees to purchase from the Company, and the Company agrees to sell and issue to the Purchaser, at the Closing 309,950,973 Ordinary Shares (the “New Shares”), representing 59.04% of the total issued and outstanding Ordinary Shares on a Fully-Diluted basis, for an amount equal to the sum of US$160,000,000 (the “Purchase Price”) payable as provided in Section 1.2 hereof.

1.2                               Closing; Delivery.

(a)                                 The closing of the transactions contemplated by Section 1.1 hereof (the “Closing”) shall take place at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, 42/F, Edinburgh Tower, The Landmark, 15 Queen’s Road Central, Hong Kong, at 10:00 a.m. Hong Kong time, as soon as possible, but in no event later than five Business Days, after fulfillment or waiver of each of the conditions set forth in Articles 5 and 6 (other than those conditions which are to be satisfied only on the Closing Date), or at such other time and date as the Company and the Purchaser mutually agree in writing (the “Closing Date”).

(b)                                 At the Closing:

(i)                                     the Company shall deliver to the Purchaser one or more certificates bearing the appropriate legends herein provided for and free and clear of all Liens representing the New Shares;

(ii)                                  the Purchaser shall deliver to the Company an amount equal to the Purchase Price, by wire transfer to a bank account designated by the Company at least three (3) Business Days prior to the Closing;

(iii)                               the Company shall deliver to the Purchaser all necessary authorization approving the execution and delivery of the Transaction Documents and the performance of all obligations of the Company thereunder; and

(iv)                              the Company shall deliver to each of the Purchaser and Renren certified copies of (A) the register of members of the Company reflecting the Purchaser as the owner New Shares (as fully paid and non-assessable) and Renren as the holder of 165,961,527 Ordinary Shares, (B) the register of directors or the equivalent registration document of each Group Company reflecting that (w) the board of directors of such Group Company consists of five (5) members, (x) three (3) directors are Persons designated by the Purchaser, (y) one (1) director is a Person designated by Renren and (z) one (1) director is Derek Boyang Shen.

1.3                                           Issuance of Promissory Note.  Within one (1) Business Day immediately after the Closing Date, upon the terms and subject to the conditions set forth herein, (i) Renren agrees to issue to the Company a promissory note dated as of its issuance date (the “Promissory Note”) in the principal amount equal to the amount of the Intercompany Loan as determined under Section 4.8 (the “Principal Amount”), substantially in the form of Exhibit A attached hereto, (ii) and in consideration for the Promissory Note the Company agrees to pay to Renren an amount equal to the Principal Amount, by wire transfer to a bank account designated by Renren on or prior to the Closing.

2.                                      Representations and Warranties of the Company and Renren.  Except as disclosed (i) in the Designated SEC Reports (excluding, in each case, any disclosures contained or referenced therein under the caption “Forward Looking Statements” and any other disclosures contained or referenced in the Designated SEC Reports relating to information, factors or risks that are predictive, cautionary or forward-looking in nature), provided, however, that any disclosure in any Designated SEC Report shall be deemed to qualify any representation or warranty set forth in this Article 2 only to the extent that the subject matter of such representation or warranty is with respect to Renren and the relevance of any disclosed event, item or occurrence would be reasonably apparent to a Person unfamiliar with the business, as to matters and items that are the subject of such representation or warranty, other than any matters required to be disclosed for purposes of Section 2.7 or (ii) in Schedule I attached hereto (the “Company

Disclosure Schedule”) (it being understood that any information set forth in one section or subsection of the Company Disclosure Schedule shall be deemed to apply and qualify the section or subsection of this Agreement to which it corresponds in number and each other section or subsection of this Agreement to the extent that it is reasonably apparent to the Purchaser that such information is relevant to such other section or subsection), the Company and Renren hereby represent and warrant as of the date hereof and as of the Closing (except to the extent made only as of a specified date, in which case as of such date) to the Purchaser, jointly and severally, that:

2.1                                           Organization, Good Standing and Qualification.  Each of Renren and the Company is a corporation duly incorporated, validly existing and in good standing under the laws of the Cayman Islands and has all requisite corporate power and authority necessary to own, lease and operate the assets and properties it now owns, leases and operates, and to carry on its business as presently conducted or proposed to be conducted.  The Company is duly qualified to transact business and is in good standing in each jurisdiction in which it engages in material business activities.  The Company is permitted by the laws of the Cayman Islands to carry on business outside the Cayman Islands.  The Company has furnished or made available to the Purchaser, prior to the date hereof, a true, correct and complete copy of the Memorandum and Articles of Association of the Company in effect as of the date hereof.

2.2                                           Capitalization.  As of the date hereof and immediately prior to Closing, the authorized share capital of the Company consists of 800,000,000 Ordinary Shares, of which 165,961,527 are issued and outstanding, and held by Renren free and clear of all Liens.  Immediately after the Closing, the authorized share capital of the Company consists of 800,000,000 Ordinary Shares, of which 475,912,500 are issued and outstanding and held by the Persons and in the amounts listed in Section 2.2 of the Company Disclosure Schedule and 49,087,500 Ordinary Shares are reserved by the Company for issuance pursuant to the Share Incentive Plan.  All of the issued and outstanding Ordinary Shares have been duly authorized, validly issued and fully paid in accordance with applicable Laws, non-assessable and free of preemptive rights, with no personal liability attaching to the ownership thereof.  No bonds, debentures, notes or other Indebtedness having the right to vote on any matters on which the Shareholders may vote are issued and outstanding.  Other than the Transaction Documents, the Company does not have and is not bound by any outstanding subscriptions, options, warrants, calls, repurchase rights, commitments, or agreements of any character calling for the purchase or issuance of, or securities or rights convertible into or exchangeable or exercisable for, any Ordinary Shares.

2.3                                           Group Companies.

(a)                                 Section 2.3(a) of the Company Disclosure Schedule sets forth a true, complete and correct corporate structure chart containing the name, the place of organization and the shareholder(s) of each Group Company as well as each such shareholder’s equity ownership percentage in such Group Company.  Each of the Group Companies (other than the Company) is duly organized, validly existing and in good standing with its business license and articles of association in full force and effect under, and in compliance with, the Laws of the jurisdiction of its organization.  As of the Closing, all outstanding equity interests of each of the Group Companies are owned or effectively controlled, directly or indirectly, by contractual arrangement or otherwise, by the Company.  No equity security of any Group Company is or may be required to be issued by reason of any option, warrant, preemptive right, right to subscribe to, gross-up right, call or commitment of any character whatsoever relating to, or security or right convertible into, any equity interest of such Group Company.  All of the issued and outstanding shares of capital stock (or equivalent interests) of each Group Company are duly authorized, validly issued, fully paid and non-assessable and are owned or controlled, directly or indirectly, by the Company free and clear of all Liens.  Each of the Group Companies (other than the Company) has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now conducted and as proposed to be conducted and is duly qualified to transact business and is in good standing in each jurisdiction in which it conducts a material portion of its business.  Except in respect of the Group Companies, the Company does not own beneficially, directly or indirectly, more than 5% of any class of equity securities or similar interests of any corporation, bank, business trust, association or similar organization, and is not, directly or indirectly, a partner in any partnership or party to any joint venture.

(b)                                 None of the Group Companies is a party to any right of first refusal, right of first offer, proxy, voting agreement, voting trust, registration rights agreement, or shareholders agreement with respect to the sale or voting of any securities of any Group Company.

(c)                                  The registered capital of each of WFOE and the Domestic Entity are set forth opposite their respective names on Section 2.3(c) of the Company Disclosure Schedule.  The registered capital of the Domestic Entity and WFOE are fully paid in accordance with the applicable Laws.

(d)                                 Each Group Company has all material franchises, permits, licenses, approvals, authorizations and any similar governmental authority or registration with any Governmental or Regulatory Authority necessary for the conduct of the business of such Group Company (the “Material Licenses”).  Section 2.3(d) of the Company Disclosure Schedule contains a complete and correct list of all Material Licenses and the termination date of each such Material License.  The Material Licenses are in full force and effect and to the Company’s Knowledge, will remain in effect except if terminated or expired in the Ordinary Course of Business.  None of the Group Companies is in default in any material respect under any of its Material Licenses and has not received any written notice relating to the suspension, revocation or modification of any such Material Licenses.  To the Company’s Knowledge, no other license is necessary for, or otherwise material to, the conduct of the business by any Group Company.

(e)                                  Section 2.3(e) of the Company Disclosure Schedule lists all currently effective (i) approval letters and Foreign Investment Enterprise Approval Certificate issued by the PRC Ministry of Commerce or the relevant local officers to any Group Company which is a wholly foreign owned enterprise or Sino-foreign joint venture or Sino-foreign co-operative joint venture (collectively, the “FIEs”) with respect to the establishment and change of such FIEs (including changes in registered capital, shareholding, business scope and equity interest, etc.), (ii) approval letters issued by the PRC National Development and Reform Commission or its relevant local offices to any Group Company on the establishment of such Group Company or its operations or other project constructions, if any, (iii) business licenses issued by the PRC State Administration of Industry and Commerce and any local administration for industry and commerce to any Group Company, (iv) registrations with the PRC State Administration of Foreign Exchange or its local counterparts (“SAFE”) on the round-trip investment by any Shareholders who are PRC residents or WFOE or the Domestic Entity, (v) tax registration certificates of WFOE or the Domestic Entity, (vi) Capital Verification Reports of WFOE and the Domestic Entity with respect to its establishment and change of registered capital, (vii) valuation reports of the shareholders’ contribution in kind (if any) issued by a qualified PRC asset valuation institute (or, if relating to state-owned assets, valuation reports by State-owned Assets Supervision and Administration Commission or its local counterparts, if any), (viii) Foreign Exchange Registration Certificates of any FIEs, and (ix) Organization Code Certificates of WFOE and the Domestic Entity.

(f)                                   All business licenses of WFOE and the Domestic Entity with the relevant AIC authorities in the PRC are valid and reflect the current registered address of such Group Companies.

2.4                                           Authorization.  All corporate action on the part of Renren and the Company, their respective officers, directors and shareholders necessary for the authorization, execution and delivery of this Agreement and the other Transaction Documents to which they are parties, the performance of all obligations of the Company and Renren hereunder and thereunder, including the authorization, issuance and delivery of the New Shares to the Purchaser.  This Agreement and the other Transaction Documents have been or will be at the Closing, as applicable, duly and validly executed and delivered by the Company and Renren (as applicable) and, assuming due authorization, execution and delivery hereof and thereof by the Purchaser and the other parties thereto, constitute or will constitute, as applicable, valid and legally binding obligations of the Company and Renren (as applicable), enforceable against the Company and Renren (as applicable) in accordance with their respective terms except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other Laws of general application relating to or affecting the enforcement of creditors’ rights generally or (ii) as limited by Laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

2.5                                           Non-Contravention.  The execution, delivery, and performance of the Transaction Documents by the parties thereto (other than the Purchaser) and by each Group Company and the consummation of the transactions contemplated hereby or thereby do not and will not (i) result in any violation of, be in conflict with, require a consent under, or constitute a default under, with or without the passage of time or the giving of notice or otherwise, (A) any provision of the business license, memorandum of association or articles of association, as appropriate, or equivalent constitutive documents of Renren or any Group Company as in effect at the Closing, (B) any provision of any Order to which Renren or any Group Company is a party or by which it is bound, (C) any Material Contract, or (D) any Law applicable to Renren or any Group Company; (ii) accelerate or constitute an event entitling the holder of any Indebtedness of any Group Company to accelerate the maturity of any such Indebtedness or to increase the rate of interest presently in effect with respect to such Indebtedness; (iii) cause any Group Company to be in default of its obligations under any Indebtedness agreement; (iv) result in the creation of any encumbrance upon any of the properties or assets of any Group Company; or (v) result in the termination or revocation of any of the Material Licenses.

2.6                                           Corporate books and records.  The Group Companies have made and kept (and given the Purchaser access to) business records, financial books and records, minute books and stock record books (the “Books and Records”) which, in reasonable detail, accurately and fairly reflect the activities of the Group Companies in all material respects.  None of the Group Companies has engaged in any transaction, maintained any bank account or used any corporate funds except as reflected in its normally maintained Books and Records.

2.7                                           Financial Statements.  The Company has delivered to the Purchaser (i) the unaudited financial statements (including balance sheet, statement of cash flow and income statement) of the Group Companies (on a pro forma consolidated basis) as of and for the fiscal years ended December 31, 2011 and 2012, and (ii) the unaudited financial statements of the Group Companies (on a consolidated basis) for the seven-month period from January 1, 2013 up to (and including) July 31, 2013 (the “Reference Date”), reviewed and approved by management of the Company (collectively, the “Financial Statements”).  The Financial Statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”) applied on a consistent basis and fairly present in all material respects the financial condition and operating results of the Group Companies (on a consolidated basis) as of the dates, and for the periods, indicated therein, subject to normal year-end audit adjustments.

2.8                                           No Undisclosed Liabilities.  Except as set forth in the Financial Statements, none of the Group Companies has any material Indebtedness, obligations or liabilities of any kind (whether accrued, absolute, contingent or otherwise, and whether due or to become due), other than (i) liabilities incurred in the Ordinary Course of Business after the Reference Date (and which, if individually are greater than RMB500,000, are set forth on Section 2.8 of the Company Disclosure Schedule), and (ii) obligations under applicable Law and contracts and commitments incurred in the Ordinary Course of Business and not required under U.S. GAAP to be reflected in the Financial Statements which, in both cases, individually or in the aggregate, are not material to the financial condition or operating results of the Group Companies, taken as a whole.

2.9                                           Governmental Consents and Filings.  Except as set out in Section 2.9 of the Company Disclosure Schedule, no consent, approval, order or authorization of, or notification, registration, qualification, designation, declaration or filing with, any federal, state or local governmental authority is required on the part of any Group Company or Renren in connection with the consummation of the transactions contemplated by this Agreement or any other Transaction Documents, except for filings pursuant to applicable Cayman Islands, U.S. state and federal law.  None of the assets of any Group Company constitute “state-owned assets” under the PRC Laws and, accordingly, are not required to undergo any form of valuation under applicable law in the PRC governing the transfer of state-owned assets prior to the consummation of the transactions contemplated herein.

2.10                                    Absence of Certain Changes.  Since December 31, 2012, the Group Companies have conducted its business in all material respects in the Ordinary Course of Business, and there has not been:

(a)                                 any event, occurrence, fact, condition, change, development or effect that, individually or in the aggregate, has or would become or result in a Material Adverse Effect;

(b)                                 any damage, destruction or loss, whether or not covered by insurance, that would reasonably be expected to have a Material Adverse Effect;

(c)                                  any waiver or compromise by any Group Company of a valuable right or of a material debt owed to it;

(d)                                 any satisfaction or discharge of any Lien or payment of any obligation by any Group Company, except in the Ordinary Course of Business and the satisfaction or discharge of which would not have a Material Adverse Effect;

(e)                                  any material change to a contract or agreement to which any Group Company is a party or any of its assets is subject;

(f)                                   any material change in any compensation arrangement or agreement with any Key Employees, officer, director or shareholder of any Group Company;

(g)                                  any resignation or termination of employment of any officer or executive of any Group Company;

(h)                                 any Lien, created by any Group Company, with respect to any of its properties or assets, except statutory Liens for taxes not yet due or payable and Liens that arise in the Ordinary Course of Business and do not materially impair such Group Company’s ownership or use of such property or assets;

(i)                                     any loans or guarantees made by any Group Company to or for the benefit of its employees, officers or directors, or any members of their immediate families, other than travel advances and other advances made in the ordinary course of its business;

(j)                                    any declaration, setting aside or payment or other distribution in respect of any of the share capital of any Group Company, or any direct or indirect redemption, purchase, or other acquisition of any of such share capital by any Group Company;

(k)                                 any sale, assignment, license, transfer or other disposition of any Group Company IP outside the Ordinary Course of Business;

(l)                                     receipt of notice that there has been a loss of, or material order cancellation by, any major customer of any Group Company;

(m)                             receipt of notice that there has been a disruption of, or material delay in, the delivery of products by any major supplier of any Group Company;

(n)                                 to the Company’s Knowledge, any other event, occurrence, or development, other than events affecting the economy or any Group Company’s industry generally, that would reasonably be expected to result in a Material Adverse Effect; or

(o)                                 any arrangement or commitment by any Group Company to do any of the things described in this Section 2.10.

2.11                        Environment.

(a)                                 Each Group Company is in material compliance with all applicable Environmental Laws, which compliance includes possession by the Company of all required permits, authorizations and licenses (including any related applications and renewals) pursuant to Environmental Laws necessary for its operations, and has not received any communication that the Company is not in such compliance, and there are no circumstances that may prevent or interfere with such compliance in the future.

(b)                                 There are no Environmental Claims pending or threatened, against any Group Company or, against any person or entity whose liability for any such Environmental Claim any Group Company has retained or assumed either contractually or by operation of Law.

(c)                                  There are no past or present actions, activities, circumstances, conditions, events or incidents, including, without limitation, the release, emission, discharge, presence or disposal of any Material of Environmental Concern, that would form the basis of any Environmental Claim against any Group Company or, against any person or entity whose liability for any Environmental Claim any Group Company has retained or assumed either contractually or by operation of Law, or otherwise result in any costs or liabilities under Environmental Law.

(d)                                 None of the following are located on any property currently owned or operated by any Group Company: (i) underground storage tanks; (ii) asbestos contained in or forming part of any building, building component, structure or office space, or (iii) polychlorinated biphenyls (“PCBs”) or PCB-containing items.

(e)                                  Section 2.11 of the Company Disclosure Schedule sets forth (in each case, if any) (i) all environmental feasibility study reports of any Group Company issued by government recognized institutions, and any verification issued by the environmental protection authorities approving the results of such reports, (ii) each Form of Declaration and Registration for Hazardous Waste (危险废物申报登记表) filed with local governmental authorities for environmental protection, (iii) each Operation Permit for Hazardous Waste (危险废物经营许可证) of third party service provider, if any China Sub engages a third party to dispose of the hazardous wastes, and (iv) approvals issued by the environmental protection authorities verifying that the waste discharge facilities of any Group Company is effective and sufficient for the protection of the environment.

2.12                                    Litigation.  Except as set forth in Section 2.12 of the Company Disclosure Schedule, there is no claim, action, suit, proceeding, arbitration, complaint, charge or investigation pending against any Group Company or, to the Company’s Knowledge, currently threatened against any Group Company or any officer, director or employee of any Group Company (in their capacity as such).  None of the Group Companies or their officers or directors, is a party or is named as subject to the provisions of any order, writ, injunction, judgment or decree of any Governmental or Regulatory Authority (in the case of officers or directors, such as would affect any Group Company).  Except as set forth in Section 2.12 of the Company Disclosure Schedule, there is no (i) action, suit or proceeding by any Group Company pending or which any Group Company intends to initiate, or (ii) disputes with or claims against any Governmental or Regulatory Authority whether in respect of taxes, fines, penalties, administrative action, or otherwise.  Section 2.12 of the Company Disclosure Schedule sets forth all material consent decrees, judgments, other decrees or orders, settlement agreements or similar matters involving any Group Company within the last five fiscal years, if any.  Section 2.12 of the Company Disclosure Schedule sets forth a description of any litigation involving an executive officer or director of any Group Company concerning bankruptcy, crimes, violations of securities or commodity laws or business practices within the last five fiscal years, if any.

2.13                                    Compliance with Laws.

(a)                                 Since January 1, 2010, each Group Company has been and currently is, in compliance in all material respects with all Laws and Orders, including without limitation the laws and regulations relating to labor, welfare, tax and foreign exchanges, that are applicable to it or to the conduct or operation of the business of the Group Companies as now conducted and as presently proposed to be conducted or the ownership or use of any of their respective assets.

(b)                                 No event has occurred or circumstance exists that (with or without notice or lapse of time) (i) may constitute or result in a violation by any Group Company of, or a failure on the part of such Group Company to comply with, any Law or Order or (ii) to the Company’s Knowledge, may give rise to any obligation on the part of any Group Company to undertake, or to bear all or any portion of the cost of, any remedial action of any nature.

(c)                                  None of the Group Companies has received any notice or other communication (whether oral or written) from any Governmental or Regulatory Authority regarding (i) any actual, alleged, possible, or potential violation of, or failure to comply with, any Law or Order or (ii) any actual, alleged, possible, or potential obligation on the part of such Group Company to undertake, or to bear all or any portion of the cost of, any remedial action of any nature.

(d)                                 None of the Group Companies nor any director, officer, agent, employee, or any other Person associated with or acting for or on behalf of such Group

Company, has, directly or indirectly (i) violated any Anticorruption Laws, (ii) made, offered, authorized or promised to make any contribution, gift, bribe, rebate, payoff, influence payment, kickback, or other payment to any Person, regardless of form, whether in money, property, or services (A) to obtain favorable treatment in securing business, (B) to pay for favorable treatment for business secured or (C) to obtain special concessions or for special concessions already obtained, for or in respect of such Group Company in violation of any Law where any Group Company does business or (iii) established or maintained any fund or asset that has not been recorded in the Books and Records of such Group Company.

(e)                                  None of the Group Companies is in material violation of its business license, memorandum of association or articles of association, as appropriate, or equivalent constitutive documents as in effect.

2.14                        Material Contracts.

(a)                                 For purposes hereof, “Material Contract” means any currently effective agreement, written or otherwise (other than the Transaction Documents), to which a Group Company is a party that (i) involves payments (or a series of payments), contingent or otherwise, of RMB310,000 (or the equivalent thereof in another currency) or more individually or in the aggregate with respect to a series of related agreements, in cash, property or services by or to any Group Company, (ii) is with a Governmental or Regulatory Authority, (iii) materially limits or materially restricts any Group Company’s ability to compete or otherwise conduct its business as now conducted and as presently proposed to be conducted in any manner, time or place, or that contains any exclusivity provision, (iv) grants a power of attorney, agency or similar authority, (v) relates to Indebtedness for money borrowed, provides for an extension of credit RMB500,000 or more, provides for indemnification or any guaranty of RMB400,000 or more, or provides for a “keep well” or other agreement to maintain any financial statement condition of another Person, (vi) (A) includes a license of Intellectual Property, other than “shrink-wrap” or “off-the-shelf” software commercially available on non-discriminating pricing terms, (B) is with any independent firms, consultants, or contractors for product research and development, (C) provides for any purchases or other acquisitions of Intellectual Property by any Group Company, or (D) is a disaster recovery program or service agreement related thereto, (vii) is with an Affiliate of any Group Company (other than a Group Company), (viii) is a lease on real or personal property, including operating leases (but excluding agreements relating exclusively to Intellectual Property), (ix) is an insurance policy, (x) grants the right to manufacture, produce, assemble, market or sells its products to any other Person, (xi) contains any outstanding guarantee or warranty obligations of any Group Company, (xii) (A) relates to material acquisitions or dispositions of substantial assets owned by a Group Company (including spin-offs), restructurings or reorganizations, including any disclosure schedules attached to such agreements, if any, (B) is with a financial advisor, if any, (C) is a joint venture, partnership or similar agreement, if any, (xiii) which will be terminated or which require the consent of a third party in connection with the transactions contemplated by the Transaction Documents, or (xiv) is otherwise material to any Group Company or is an agreement on which any Group Company is substantially dependent.  Section 2.14(a) of the

Company Disclosure Schedule lists all Material Contracts to which any Group Company is a party or by which any of their respective properties or assets may be bound or affected.

(b)                                 A true, fully-executed copy of each Material Contract has been made available to counsel to the Purchaser.  Each Material Contract is a valid and binding agreement of the Group Company that is a party thereto, the performance of which does not and will not violate any applicable Law or Order, is in full force and effect, and such Group Company has duly performed all of its obligations under each Material Contract to the extent that such obligations to perform have accrued, and no breach or default, alleged breach or alleged default, or event which would (with the passage of time, notice or both) constitute a breach or default thereunder by such Group Company or any other party or obligor with respect thereto, has occurred, or as a result of this Agreement or performance hereof will occur.  No Group Company has given notice (whether or not written) that it intends to terminate a Material Contract or that any other party thereto has breached, violated or defaulted under any Material Contract.  No Group Company has received any notice (whether or not written) that (i) it has breached, violated or defaulted under any Material Contract or (ii) any other party thereto intends to terminate such Material Contract.

(c)                                  None of the Group Companies is a guarantor or indemnitor of any Indebtedness of any other Person.

(d)                                 For the purpose of subsection (a) above, all Indebtedness, liabilities, agreements, understandings, instruments, contracts and proposed transactions involving the same Person (including Persons the Company has reason to believe are affiliated with that Person) shall be aggregated for the purposes of meeting the individual minimum dollar amounts of each such subsection.

2.15                        Intellectual Property.

(a)                                 Each Group Company owns or possesses sufficient legal rights to all Intellectual Property used in connection with the business of such Group Company as now conducted (the “Group Company IP”), without any conflict with, or infringement of, the rights of others.  A Group Company is the sole and exclusive owner of all right, title and interest in and to all Group Company IP and, other than with respect to commercially available software products under standard end-user object code license agreements, there are no outstanding options, licenses, agreements, claims, encumbrances or shared ownership interests of any kind relating to any Group Company IP, nor is any Group Company bound by or a party to any options, licenses or agreements of any kind with respect to the Intellectual Property and processes of any other Person.  No Group Company has infringed, misappropriated or otherwise violated any right in Intellectual Property of any third party, and none of the Group Companies has received any communications alleging that any Group Company has violated or, by conducting its business, would violate any of the Intellectual Property or processes of any other Person.  To the Company’s Knowledge, no third party is violating or infringing any Group Company IP.  The Group Companies have taken reasonable measures to protect the proprietary nature of the Group Company IP.  Section 2.15(a) of the Company Disclosure Schedule lists (i) all confidentiality, non-disclosure, non-competition, work-for-hire and invention and copyright assignment agreements to which any Group Company or any employees or consultants of the foregoing are parties, and (ii) any current or former employees or consultants of any Group Company which are not parties to any such agreements.

(b)                                 No Key Employees of any Group Company is obligated under any contract (including licenses, covenants or commitments of any nature) or other agreement, or subject to any Order, that would interfere with the use of such Key Employee’s best efforts to provide services to such Group Company or that would conflict with the business of such Group Company.  Neither the execution or delivery of this Agreement, nor the carrying on of a Group Company’s business by the employees of such Group Company, nor the conduct of such Group Company’s business as proposed, will conflict with or result in a breach of the terms, conditions, or provisions of, or constitute a default under, any contract, covenant or instrument under which any such employee is now obligated.

(c)                                  Each Group Company has obtained and possesses valid licenses to use all of the software programs authorized by any Group Company for use on the computers and other software-enabled electronic devices that it owns or leases or that it has otherwise provided to its employees for their use in connection with the business of such Group Company.  To the actual knowledge of the Company, none of the Group Companies currently uses any inventions of any of the Group Companies’ employees or consultants (or Persons it currently intends to hire) made prior to their employment by any Group Company.  Section 2.15(c) of the Company Disclosure Schedule lists (i) all Group Company IP that is the subject of an application, registration or other government filing in the PRC or in any other jurisdiction, and (ii) all material databases and data collections used or controlled by any Group Company.  The Group Companies are in material compliance with all of their license and disclosure obligations with respect to any open source, copyleft or community source code in any of its products generally available or in development, including but not limited to any libraries or code licensed under any general public license, lesser general public license or similar license arrangement.  None of the Group Companies is a member of, has made any contribution to, or otherwise participated in, a standards body nor is it obligated, as a result of any such activities, to grant or offer any third party any license or right to Group Company IP, or otherwise restricted in its ability to assert any rights to Group Company IP.

2.16                        Title to Property and Assets.  The property and assets (excluding Group Company IP) that each Group Company owns are free and clear of all Liens, except for statutory Liens for the payment of current taxes that are not yet delinquent and Liens that arise in the Ordinary Course of Business and do not materially impair ownership or use of such property or assets by the Group Companies.  With respect to the property and assets it leases, each Group Company is in compliance with such leases, holds a valid leasehold interest free of any Liens other than those of the lessors of such property or assets and such leases have been registered with the relevant Governmental or Regulatory Authority in the PRC (which registrations are valid and in force).  All properties and assets of each Group Company are in a good state of repair and in good working condition other than any normal wear and tear.  None of the assets of any Group Company is a state-owned asset, and inasmuch, none of the assets of any Group Company is required by applicable Law to undergo any form of valuation procedure prior to the consummation of the transactions contemplated by the Transaction Documents.  No Group Company owns title to any real property.

2.17                        Customers; Suppliers.

(a)                                 Section 2.17(a) of the Company Disclosure Schedule sets forth the top ten (10) customers (as measured by consolidated revenues) of the Group Companies for the twelve (12) month period ended on the Reference Date (each, a “Material Customer”) and sets forth opposite the name of each Material Customer the approximate dollar value of net sales of the Group Companies for such period.  Within the last twelve (12) months prior to the Closing, no Material Customer has notified any Group Company in writing that such Material Customer intends to reduce the amount of business it does with such Group Company from the levels it has historically conducted with such Group Company or that it intends to terminate its relationship with such Group Company.  There is no currently pending or, to the Company’s Knowledge, threatened, disputes between any Group Company and any Material Customer.

(b)                                 Section 2.17(b) of the Company Disclosure Schedule sets forth the name of each of the top ten (10) suppliers of the Group Companies for the twelve (12) month periods ended on the Reference Date (each, a “Material Supplier”) and sets forth opposite the name of each Material Supplier the approximate dollar value of payment made by the Group Companies for such period.  Within the last twelve (12) months prior to the Closing, no Material Supplier has canceled, materially modified, or otherwise terminated its relationship with any Group Company, or materially decreased its services, supplies or materials to any Group Company, nor to the Company’s Knowledge, has any Supplier threatened to do any of the foregoing.

2.18                        Employee Benefit Plans; Employees.

(a)                                 The Company does not have any Employee Benefit Plan as defined in the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

(b)                                 The Company has made available to the Purchaser copies of standard form employment, confidentiality and non-compete contracts entered into with employees of the Group Companies.

(c)                                  Section 2.18(c) of the Company Disclosure Schedule sets forth in respect of any for any Group Company (i) copies of any Social Insurance and Welfare Registrations or Vouchers for Social Insurance and Welfare, (ii) a description of the social insurance payments and housing fund payments for the employees and all the relevant supporting documents, (iii) copies of Housing Fund Contribution Registrations, and (iv) latest receipts for the payments of social insurance and housing fund.

(d)                                 The Company has made available to the Purchaser copies of (i) all employment, “change in control”, severance, retirement, retention or consulting agreements or arrangements with the directors, officers, Key Employees and consultants of the Group Companies, (ii) separation or termination agreements with former directors, officers or management employees, (iii) indemnification agreements or arrangements for officers, directors and consultants, (iv) outstanding loans to employees (including all executive officers) or directors.

(e)                                  There are no outstanding compensatory stock options, stock appreciation rights, restricted stock, restricted stock units and other forms of equity-based compensation adopted by any Group Company.

(f)                                   Section 2.18(f) of the Company Disclosure Schedule sets forth copies of all non-equity based incentive compensation plans or agreements (e.g., annual bonus plans, special bonus, long-term incentives, profit-sharing, etc.), including summaries of related performance goals and targets.

(g)                                  The WFOE and the Domestic Entity have been and currently are, in compliance with the relevant PRC laws relating to social insurance and housing fund, including without limitation, all required social insurance and housing fund registrations of WFOE or any Domestic Entity with each relevant Governmental or Regulatory Authority in the PRC have been filed and are valid and in force.

(h)                                 To the Company’s Knowledge, currently none of the Key Employees is an officer, employee, director or consultant of, or works for or provides services to, any Person other than a Group Company.

2.19                        Labor Agreements and Actions.  None of the Group Companies is bound by or subject to (and none of its assets or properties is bound by or subject to) any written or oral, express or implied, contract, commitment or arrangement with any labor union, and, to the Company’s Knowledge, no labor union has requested or has sought to represent any of the employees, representatives or agents of any Group Company.  There is no strike or other labor dispute involving any Group Company pending or threatened, nor is any Group Company aware of any labor organization activity involving its employees.  Each Group Company has complied in all material respects with all applicable employment Laws and with other Laws related to employment.  Except as stated in Section 2.19 of the Company Disclosure Schedule, no employee of any Group Company has been granted the right to continued employment by such Group Company or to any compensation following termination of employment with such Group Company.  None of the Group Companies is aware that any officer, Key Employee or group of employees intends to terminate his, her or their employment with any Group Company, nor does any Group Company have a present intention to terminate the employment of any officer, Key Employee or group of employees.  None of the Group Companies has made any representations regarding equity incentives to any officer, employees, director or consultant that are inconsistent with the share amounts and terms set forth in such Group Company’s Books and Records.  All terminations of any employees by the Group Companies have been in material compliance with the PRC Laws.

2.20                        Taxes.  Except as disclosed in Section 2.20 of the Company Disclosure Schedule:

(a)                                 All Tax Returns that are required to be filed by any Group Company have been prepared and filed when due in accordance with all applicable Laws and such Tax Returns were true and complete in all material respects.  None of the Group Companies has been granted any extension or waiver of the statute of limitations period applicable to any Tax Return, which period (after giving effect to such extension or waiver) has not yet expired.

(b)                                 Except to the extent of any charges, accruals and reserves for Taxes contested in good faith and which are reflected on any Group Company’s books, all Taxes that are due and payable under any applicable law have been timely paid, or withheld and remitted, to the appropriate taxing authority.

(c)                                  The charges, accruals and reserves for Taxes reflected on any Group Company’s books are adequate to cover Tax liabilities accruing through the end of the last period for which the relevant Group Company ordinarily records items on its books, and since the end of the last period for which any Group Company ordinarily records items on its books, none of the Group Companies has engaged in any transaction, or taken any other action, other than in the Ordinary Course of Business, that would materially impact any Tax Asset or Tax liability of any Group Company.

(d)                                 There is no claim, audit, action, suit, proceeding or investigation now pending or, to the Company’s Knowledge, threatened against or with respect to any Group Company in respect of any Tax or Tax Asset.  No adjustment that would increase the Tax liability or reduce any Tax Asset of any Group Company had been proposed or made by a Taxing Authority which would reasonably be expected to be threatened, proposed or made in an audit of any Tax period ending on or following date of Closing.

(e)                                  No election with respect to Tax has been made by any Group Company with any taxing authority.

2.21                        PRC Taxes and Subsidies.

(a)                                 Section 2.21(a) of the Company Disclosure Schedule sets forth all documentation of subsidies, preferential Tax treatments, state aids or grants of whatever kind received or applied for by WFOE or the Domestic Entity as well as any repayment obligations.

(b)                                 Neither WFOE nor the Domestic Entity has the benefit of any Tax holidays under PRC Tax law.  Section 2.21(b) of the Company Disclosure Schedule sets forth the approvals or other documents granting the preferential tax rate to the Domestic Entity.

(c)                                  No filings are required pursuant to PRC Guo Shui Han [2009] No. 698 in connection with the transactions contemplated under this Agreement.

2.22                        Insurance.  Section 2.22 of the Company Disclosure Schedule sets forth a complete and accurate list of all policies of insurance of any kind or nature covering any Group Company or any of their respective employees, properties or assets, including, without limitation, policies of life, disability, fire, theft, workers compensation, employee fidelity, malpractice, professional liability and other casualty and liability insurance.  All such policies are in full force and effect and all premiums with respect to all periods up to and including the date of Closing have been timely paid (or reserved on the Financial Statements).  None of the Group Companies is in material default of any provision thereof and no notice of termination or cancellation has been received with respect to any such policy.  All policies are valid and enforceable and will remain in full force and effect.  None of such policies contain a provision that would permit the termination, limitation, lapse, exclusion, or change in the terms of coverage (including a change in the limits of liability) by reason of executing this Agreement or any other Transaction Documents or consummation of the transactions contemplated hereby and thereby.  The Company’s insurance is sufficient to comply (and has so complied for the prior three (3) fiscal years) with any requirements under applicable Laws.

2.23                                    Related Party Transactions.

(a)                                 Except with respect to those contracts set forth in Section 2.23(a) of the Company Disclosure Schedule, none of the Group Companies is a party to any transaction (other than with respect to any employment or director relationships solely with a Group Company) with any Affiliate of the Company.

(b)                                 Section 2.23(b) of the Company Disclosure Schedule sets forth a true and complete schedule of (i) any and all loans or other extensions of credit made or guaranteed by any Group Company to or for the benefit of any director, officer, stockholder, or employee of any Group Company or any of their Affiliates (other than advances of business expenses in the Ordinary Course of Business, which advances do not exceed RMB50,000, individually or in the aggregate) and (ii) any and all loans, guarantees, or other extensions of credit of any amount made to or for the benefit of any Group Company by any of such Persons.  For the avoidance of doubt, entertainment expenses shall not be considered as business expenses incurred in the Ordinary Course of Business.

2.24                                    Solvency.  After giving effect to the transactions contemplated hereby, the Company will not (i) be insolvent (either because the financial condition is such that the sum of its debts is greater than the fair value of its assets or because the present fair saleable value of its assets will be less than the amount required to pay its probable liability on its debts as they become absolute and matured), (ii) have unreasonably small capital with which to engage in its business, or (iii) have incurred or plan to incur debts beyond its ability to pay as they become absolute and matured.

2.25                                    Accounts Receivable.  Except as set forth in Section 2.25 of the Company Disclosure Schedule, all accounts receivable of the Group Companies, whether reflected on the Financial Statements or otherwise, including all advances to merchants, (a) represent the actual amounts incurred by the applicable account debtors, (b) arose from bona fide transactions in the Ordinary Course of Business, (c) are not subject to valid counterclaims or set offs and (d) are fully collectible.  Since the Reference Date, there have not been any write-offs as uncollectible of any customer accounts receivable of the Group Companies, except for non-material write-offs in the Ordinary Course of Business.

2.26                                    Accuracy; Disclosure Generally.  To the Company’s Knowledge, the representations and warranties made by the Company to the Purchaser set forth in this Agreement (including the Company Disclosure Schedule and exhibits attached hereto) and the other Transaction Documents do not include an untrue statement or omit to state any material fact necessary to make them, when taken together and in light of the circumstances in which they were or are made, not misleading in any respect. The Company has no Knowledge of any fact that has specific application to the Company (other than general economic or industry conditions) that is reasonably likely to have a Materially Adverse Effect on the assets, business, prospects, condition (financial or otherwise) or results of operations of any Group Company that has not been set forth in this Agreement, the Company Disclosure Schedule or any exhibit attached hereto.

3.                                      Representations and Warranties of the Purchaser.  Except as set forth in Schedule II attached hereto (the “Purchaser Disclosure Schedule”) (it being understood that any information set forth in one section or subsection of the Parent Disclosure Schedule shall be deemed to apply and qualify the section or subsection of this Agreement to which it corresponds in number and each other section or subsection of this Agreement to the extent that it is reasonably apparent to the Company that such information is relevant to such other section or subsection), the Purchaser hereby represents and warrants as of the date hereof and as of the Closing (except to the extent made only as of a specified date, in which case as of such date) to the Company and Renren that:

3.1                                           Authorization.  All corporate action on the part of the Purchaser, its officers, directors and shareholders necessary for the authorization, execution and delivery of this Agreement and the other Transaction Documents, to the extent that the Purchaser is a party thereto, the performance of all obligations of the Purchaser hereunder and thereunder has been taken or will be taken prior to the Closing.  This Agreement and the other Transaction Documents have been or will be at the Closing, as applicable, duly and validly executed and delivered by the Purchaser and, assuming due authorization, execution and delivery hereof and thereof by the Company and the other parties thereto, constitute or will constitute, as applicable, valid and legally binding obligations of the Purchaser, enforceable against the Company in accordance with their respective terms except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other Laws of general application relating to or affecting the enforcement of creditors’ rights generally or (ii) as limited by Laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

3.2                                           Purchase Entirely for Own Account.  The Purchaser is acquiring the New Shares for investment for the account of the Purchaser or the Purchaser’s Affiliates, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and that the Purchaser has no present intention of selling, granting any participation in, or otherwise distributing the same, other than to its Affiliates.  The Purchaser does not presently have any contract, undertaking, agreement or arrangement with any Person to sell, transfer or grant participations to such Person or to any third person, with respect to any of the New Shares.

3.3                                           Due Diligence Investigation. The Purchaser acknowledges and agrees that it has had an opportunity to discuss the business, management, operations and finances of the Group Companies with their respective representatives, officers, directors, employees, agents and Affiliates, and has had an opportunity to inspect the facilities of the Group Companies. The Purchaser has conducted its own independent investigation of the Group Companies, and based thereon, has formed an independent judgment concerning the Group Companies and their respective businesses and operations.  In making its decision to execute and deliver this Agreement and to consummate the transactions contemplated, the Purchaser has relied solely upon the representations and warranties of the Company and Renren as set forth in Article 2 (and acknowledges that such representations and warranties are the only representations and warranties made by the Company and Renren) and has not relied upon any other information provided by, for or on behalf of the Company or Renren, or their respective Affiliates, agents or representatives, to Purchaser in connection with the transactions contemplated by this Agreement with the understanding, acknowledgement and agreement that no representations or warranties, express or implied, are made with respect to any projection or forecast regarding future results or activities or the probably success or profitability of the Company.

4.                                      Pre-Closing Covenants.

4.1                                           Conduct of the Company.  Except for matters expressly contemplated and required by the Transaction Documents or as otherwise consented to in advance by the Purchaser (which consent will not unreasonably be withheld), from the date hereof until the earlier of termination of this Agreement or the date of the Closing, the Company shall, and shall cause each of the other Group Companies to, conduct its business in the Ordinary Course of Business and use its reasonable best efforts to (i) preserve intact its present business organization, (ii) maintain in effect all of its authorizations or permits from Governmental or Regulatory Authorities necessary to conduct its business in the Ordinary Course of Business, (iii) keep available the services of its directors, officers and Key Employees, and (iv) maintain satisfactory relationships with its customers, lenders, suppliers and others having material business relationships with it.  Without limiting the generality of the foregoing, except for matters expressly contemplated by this Agreement or as otherwise consented to in advance by the Purchaser (which consent will not unreasonably be withheld), the Company shall not, and shall not permit any of the other Group Companies to:

(a)                                 amend its memorandum and articles of association, bylaws or other similar organizational documents (whether by merger, consolidation or otherwise);

(b)                                 (i) split, combine or reclassify any shares of share capital of any Group Company or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or any of its other securities, (ii) declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of, or convertible into or exchangeable or exercisable for, any share capital of any Group Company, (iii) redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any shares of share capital or (iv) take any action that would result in any amendment, modification or change of any material term of any Indebtedness;

(c)                                  (i) issue, deliver or sell, or authorize the issuance, delivery or sale of, any shares of share capital or other equity interests, or (ii) amend any term of any shares of share capital or other equity interests (in each case, whether by merger, consolidation or otherwise);

(d)                                 adopt a plan or agreement of, or resolutions providing for or authorizing, any complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(e)                                  make any capital expenditures or incur any liabilities in respect thereof, in each case in excess of RMB500,000, except for those contemplated in connection with the transactions contemplated by this Agreement or any other Transaction Documents;

(f)                                   acquire (i) any business or Person or division thereof (whether by purchase of stock, purchase of assets, merger, consolidation, or otherwise), or (ii) any other material assets (other than assets acquired in the Ordinary Course of Business);

(g)                                  (i) sell, lease, license or otherwise transfer any of the Group Company’s assets, securities, properties, interests or businesses, including any Group Company IP outside the Ordinary Course of Business, or (ii) create any Lien with respect to any of its properties or assets of any Group Company, except statutory Liens for taxes not yet due or payable and Liens that arise in the Ordinary Course of Business and do not materially impair such Group Company’s ownership or use of such property or assets;

(h)                                 (i) make any material change in any compensation arrangement or agreement with any employee, officer, director or shareholder of any Group Company, or (ii) establish, adopt, enter into or amend any employee benefit plan or agreement (other than offer letters that contemplate “at will” employment without severance benefits) or collective bargaining agreement;

(i)                                     hire any employee at or above mid-level management personnel or whose annualized compensation exceeds RMB400,000;

(j)                                    (i) repurchase, prepay or incur any Indebtedness, including by way of a guarantee, or any issuance or sale of debt securities or any merger, business combination or other acquisition, or issue and sell options, warrants, calls or other rights to acquire any debt securities of any Group Company, or (ii) make any loans or guarantees made by any Group Company to or for the benefit of its employees, officers or directors, or any members of their immediate families, other than travel advances and other advances made in the ordinary course of its business;

(k)                                 terminate or make any material change to a contract or agreement to which any Group Company is a party or any of its assets is subject, other than in the Ordinary Course of Business;

(l)                                     waive or compromise any valuable right or of a material debt owed to any Group Company;

(m)                             any satisfaction or discharge of any Lien or payment of any obligation by any Group Company, except in the Ordinary Course of Business;

(n)                                 make any change in any method of accounting principles, method or practices, except for any such change required by generally accepted accounting principles or applicable law (in each case following consultation with the Company’s independent auditor);

(o)                                 make or change any Tax election, change any annual tax accounting period, adopt or change any method of Tax accounting, amend in any material respect any Tax Returns or file claims for material Tax refunds, enter into any closing agreement, settle any material tax claim, audit or assessment, surrender any right to claim a material Tax refund, offset or other reduction in Tax liability, or consent to any extension or waiver of the limitations period applicable to any Tax claim or assessment;

(p)                                 institute, settle, or agree to settle any legal proceedings pending or threatened before any arbitrator, court or other Governmental or Regulatory Authority;

(q)                                 enter into any new line of business; or

(r)                                    authorize, resolve, commit or agree to do any of the things described in this Section 4.1.

4.2                                           Access to Information.  From the date hereof until the date of the Closing, each of Renren and the Company will (i) give, and will cause each other Group Company to give, the Purchaser, its counsel, financial advisors, auditors and other authorized representatives full access during reasonable hours and upon reasonable notice to the offices, properties, books and records of the Group Companies, (ii) furnish, and will cause each other Group Company to furnish, to the Purchaser, its counsel, financial advisors, auditors and other authorized representatives such financial and operating data and other information relating to the Group Companies as such Persons may reasonably request, (iii) instruct the employees, counsel and financial advisors of the Group Companies to cooperate with the Purchaser in its investigation of the Group Companies, (iv) provide information regarding human resources department and financial department for the purpose of ensuring a smooth transition before and after Closing, to the extent such actions are commercially reasonable, and (v) take action to prepare for the integration of the Company’s financial and accounting systems with those of the Purchaser, to the extent such actions are commercially reasonable.  Any information furnished pursuant to this Section 4.2 shall be deemed to be “Confidential Information” pursuant to the terms of the Non-Disclosure Agreement, as amended by Section 9.13.  Any investigation pursuant to this Section 4.2 shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the Group Companies.  No investigation by the Purchaser or other information received by the Purchaser shall operate as a waiver or otherwise affect any representation, warranty or agreement given or made by the Company hereunder.

4.3                                           Pre-Closing Funding Support.  Before Closing, Renren shall continue to provide funding support to the Domestic Entity for the period from August 1, 2013 until the Closing consistent with past practice.  The Company shall cause the Domestic Entity to repay such amount of funding support provided by Renren to the Domestic Entity pursuant to the preceding sentence to Renren at or before Closing to the extent that doing so will not have a materially adverse affect on the Group Companies’ operations in the ordinary course of business consistent with past practice.  If any amount of such funding support is not repaid to Renren before Closing, then such amount shall be repaid to Renren by the Domestic Entity after Closing in accordance with Section 7.6; provided that any amount paid by the Domestic Entity to Renren whether before or after the Closing shall first apply to the satisfaction of the foregoing amount of funding support provided by Renren in full before any such payment is applied in satisfaction of the Intercompany Loan.

4.4                                           Notices of Certain Matters.  Prior to the Closing, (i) the Company shall give prompt written notice to the Purchaser of the occurrence or non-occurrence of any event known to the Company the occurrence or non-occurrence of which would reasonably be expected to cause any representation or warranty contained in Article 2 to be materially untrue, or of the failure of the Company to comply with or satisfy any covenant or agreement under this Agreement, and (ii) the Purchaser shall give prompt written notice to the Company of the occurrence or non-occurrence of any event known to the Purchaser the occurrence or non-occurrence of which would reasonably be expected to cause any representation or warranty contained in Article 3 to be materially untrue, or of the failure of the Purchaser to comply with or satisfy any covenant or agreement under this Agreement; provided that the delivery of any notice pursuant to this Section 4.3 shall not limit or otherwise affect the remedies available hereunder to the party receiving that notice.

4.5                                           Commercially Reasonable Best Efforts to Complete.  Subject to the terms and conditions of this Agreement, Renren and the Company will use their respective commercially reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or desirable under applicable Laws to consummate the transactions contemplated by this Agreement, including (i) preparing and filing as promptly as practicable with any Governmental or Regulatory Authority or other third party all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents and (ii) obtaining and maintaining all approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any Governmental or Regulatory Authority or other third party that are necessary, proper or advisable to consummate the transactions contemplated by this Agreement.  The Company and the Purchaser shall cooperate with one another (i) in determining whether any action by or in respect of, or filing with, any Governmental or Regulatory Authority is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any material contracts, in connection with the consummation of the transactions contemplated by this

Agreement and (ii) in taking such actions or making any such filings, furnishing information required in connection therewith and seeking timely to obtain any such actions, consents, approvals or waivers.

4.6                                           Public Announcements.  Renren and the Purchaser shall be entitled make appropriate filings and disclosures to the U.S. Securities and Exchange Commission concerning the transactions contemplated by this Agreement.  The parties agree to consult with each other before issuing any press release or making any public statement with respect to this Agreement or the transactions contemplated hereby and, except for any press releases and public statements the making of which may be required by applicable law, regulation or requirement of any Governmental or Regulatory Authority or any listing agreement with any securities exchange, in which case the party required to make the press release or public statement shall use reasonable efforts to allow the other party hereto reasonable time to comment on such release or announcement in advance of such issuance (it being understood that the final form and content of any such release or announcement, as well as the timing of any such release or announcement, shall be at the final discretion of the disclosing party) will not issue any such press release or make any such public statement prior to such consultation.

4.7                                           Exclusivity.  From the date hereof through the earlier of (a) the Closing Date and (b) the termination of this Agreement pursuant to Section 9.3, Renren and the Company will not and will cause their representatives not to, directly or indirectly, (i) solicit, initiate or encourage the submission of any proposal or offer from any Person relating to the acquisition of the Ordinary Shares, or any substantial portion of the assets of the Company (including any acquisition structured as a merger, consolidation, share exchange, tender offer or otherwise), or any other reorganization, recapitalization or similar transaction involving any Group Company or its assets other than the transactions contemplated by the Transaction Documents, or (ii) participate in any discussions or negotiations regarding, furnish any information with respect to, assist or participate in, or facilitate or encourage in any other manner any effort or attempt by any Person to do or seek any of the foregoing.  Renren and the Company shall notify the Purchaser promptly if any Person makes any proposal, offer, inquiry or contact with respect to any of the foregoing, including a description of the proposed transaction and the identity of the Person.

4.8                                           Consolidated Balance Sheet.

(a)                                 On the date of this Agreement, Renren and the Company shall deliver to the Purchaser a certificate (the “Financial Certificate”) setting forth (i) an unaudited consolidated balance sheet of the Group Companies (the “Consolidated Balance Sheet”), dated as of the Reference Date, together with a certificate of the Chief Financial Officer of Renren stating that the Consolidated Balance Sheet has been prepared in good faith and in accordance with U.S. GAAP consistently applied (excluding footnotes and routine year-end adjustments) and in a manner consistent with the Financial Statements (as defined below), and (ii) a reasonable calculation by the Company of the amount of the Net Working Capital and the amount of the Intercompany Loan, in each case as of the Reference Date, derived from the Consolidated Balance Sheet.

(b)                                 As soon as practicable after the date of this Agreement, the Purchaser and Renren shall engage PricewaterhouseCoopers LLP (or such other independent auditor reasonably selected by the Purchaser and Renren if PricewaterhouseCoopers LLP is unable or unwilling to serve) (the “Auditor”) to review the Consolidated Balance Sheet and finally determine the amount of the Net Working Capital and the amount of the Intercompany Loan as of the Reference Date as set out in the Consolidated Balance Sheet.  Renren and the Company shall provide such Auditor with access to (and to examine and make copies of) the properties, books, records, work papers (including those of the parties’ respective accountants) and personnel of the Company for such purposes. The Parties shall cause the Auditor to determine and deliver the final amounts of the Net Working Capital and the Intercompany Loan, as of the Reference Date, to the Purchaser and Renren.  Renren and the Company and their respective accountants shall cooperate in good faith to assist the Auditor to determine the amounts of the Net Working Capital and the Intercompany Loan, as of the Reference Date, which shall be final and binding on the parties hereto.  Any expenses relating to the engagement of the Auditor shall be paid by the Company.

(c)                                  Prior to the Closing, Renren shall pay to the Company, an amount equal to (i) the sum of (A) if the Net Working Capital is negative, the absolute value of the Net Working Capital, (B) the Intercompany Loan, in each case as of the Reference Date as determined by the Auditor in accordance with Section 4.8(b), and (C) any loan extended by WFOE to the Baidu Nominee or the Renren Nominee for the Share Transfer minus (ii) the sum of (X) US$60,000,000 and (Y) US$6,800,000, as share premium for the 65,961,527 Ordinary Shares subscribed by Renren on August 23, 2013.

4.9                                           Cancellation of Options.  Renren shall cancel, at its expense for any fees and costs in connection with such cancellation, all unvested options to purchase ordinary shares of Renren held by members of Nuomi’s management, with the cancellation effective as of the Closing Date.

5.                                      Conditions of the Purchaser’s Obligations at Closing.  The obligations of the Purchaser to the Company to purchase the New Shares under this Agreement at the Closing are subject to the fulfillment, on or before the Closing, of each of the following conditions, unless otherwise waived in writing by the Purchaser:

5.1                                           Representations and Warranties.  The representations and warranties of the Company and Renren contained in Article 2 shall be true and correct (disregarding all qualifications or limitations as to “materiality” or “Material Adverse Effect” or other similar qualifiers set forth therein) in all respects as of the date hereof and as of the Closing (except to the extent such representations and warranties are made as of a specified date, in which case such representations and warranties shall be true and correct in all respect as of such date), except where the failure of any such representations and warranties to be so true and correct has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

5.2                                           Performance.  The Company shall have performed and complied in all material respects with all covenants, agreements, obligations and conditions contained in this

Agreement and other Transaction Documents that are required to be performed or complied with by it on or before the Closing.

5.3                                           No MAE.  Since the date hereof, no event, occurrence, change, effect or condition of any character shall have occurred following the date hereof that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect.

5.4                                           Officer’s Certificates.  Each of the Chief Executive Officers of the Company and Renren shall have delivered to the Purchaser a duly executed certificate reasonably acceptable to the Purchaser, dated as of the Closing Date certifying to the effect that the conditions set forth in Sections 5.1 and 5.2 have been satisfied as of the Closing.

5.5                                           Due Diligence.  The Purchaser shall have completed business, legal, tax, accounting and financial due diligence on the Group Companies to its reasonable satisfaction.

5.6                                           Approvals and Consents.  All authorizations, approvals, consents or permits of (a) any competent Governmental or Regulatory Authority or (b) any authorizations, approvals or consents of any third party identified as a “Required Consent” set forth in Schedule III attached hereto and that are required to be obtained by any Group Company or Shareholders before the Closing in connection with the consummation of the transactions contemplated by this Agreement and the other Transaction Documents (including but not limited to those related to the lawful issuance and sale of the New Shares), including without limitation any waivers for rights of first refusal, preemptive rights, put or call rights, or other rights triggered, if any, shall have been duly obtained and effective as of the Closing.

5.7                                           Boards of Directors.  As of the Closing, the Board of Directors of each Group Company shall consist of five (5) members, who shall have been designated by the Purchaser and Renren in accordance with the Shareholders Agreement.

5.8                                           Restated Articles and Share Incentive Plan.  (i) The Amended and Restated Memorandum and Articles of Association of the Company substantially in the form of Exhibit B attached hereto (the “Restated Articles”) shall have been adopted by the Company upon and with effect from the Closing, and (ii) the Share Incentive Plan shall have been adopted by the Company, and shall be in full force upon and with effect from the Closing.

5.9                                           Capital Contribution.  Renren shall have paid to the Company the payments, if any, required by Section 4.8(c).

5.10                                    Transaction Documents.  Each of Renren and the Group Companies shall have duly executed and delivered each of the Transaction Documents to which it is a party, and each of the Transaction Documents shall be in full force and effect.

5.11                                    VIE Structure. The equity interests of the Domestic Entity shall have been transferred as follows: (i) 60% of the equity interests of the Domestic Entity shall be transferred to a nominee of the Purchaser (the “Baidu Nominee”), and (ii) 40% of the equity interests of the Domestic Entity shall be transferred to a nominee of Renren (the “Renren Nominee”, each of the Baidu Nominee and the Renren Nominee shall be a PRC citizen qualified to act as such shareholder under PRC laws), in each case, at a price based on appraisal of the Domestic Entity and acceptable to the Purchaser (the “Share Transfer”).  (w) The Share Transfer shall have been duly registered with the competent local administration of industry and commerce, (x) the amended articles and association of the Domestic Entity in the form acceptable to the Purchaser shall have been duly adopted and executed by the Baidu Nominee and the Renren Nominee and shall be registered at the same time, (y) any Taxes that due and payable in respect to the Share Transfer shall have been duly paid by Beijing Qianxiang Tiancheng Technology Development Co., Ltd. and (z) the legal representative, the executive director and the supervisor of the Domestic Entity shall be changed to the appropriate personnel acceptable to the Purchaser and shall be registered at the same time.  WFOE, the Domestic Entity, the Baidu Nominee and the Renren Nominee shall have duly entered into the VIE Agreements.

5.12                                    Opinion of PRC Counsel.  The Purchaser shall have received from TransAsia Lawyers, the Company’s PRC counsel, an opinion, dated as of the Closing, substantially in the form of Exhibit C attached hereto.

5.13                                    Opinion of Cayman Counsel.  The Purchaser shall have received from Maples and Calder, the Cayman Islands’ counsel of the Company, an opinion, dated as of the Closing, substantially in the form of Exhibit D attached hereto.

5.14                                    Legal Representative of WFOE.  The legal representative of the WFOE shall have been changed to a person designated by or acceptable to the Purchaser, provided that such legal representative is identified within five days after the date of this Agreement.

5.15                                    Auditor Determination.  The Purchaser shall have received from the Auditor, the final determination of the amounts of the Net Working Capital and the Intercompany Loan as required by Section 4.8(b).

6.                                      Conditions of the Company’s Obligations at Closing.  The obligations of the Company to the Purchaser under this Agreement are subject to the fulfillment, on or before the Closing, of each of the following conditions, unless otherwise waived by the Company:

6.1                                           Representations and Warranties.  The representations and warranties of the Purchaser contained in Article 3 shall be true and correct (disregarding all qualifications or limitations as to “materiality” or “Material Adverse Effect” or other similar qualifiers set forth therein) in all respects as of the date hereof and as of the Closing (except to the extent such representations and warranties are made as of a specified date, in which case such representations and warranties shall be true and correct in all respect as of such date), except where the failure of any such representations and warranties to be so true and correct has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

6.2                                           Performance.  All covenants, agreements and conditions contained in this Agreement and other Transaction Documents to be performed by the Purchaser on or prior to the Closing shall have been performed or complied with in all material respects.

6.3                                 Auditor Determination.  Renren shall have received from the Auditor, the final determination of the amounts of the Net Working Capital and the Intercompany Loan as required by Section 4.8(b).

7.                                      Post-Closing Covenants.

7.1                                 Restated Articles.  The Company undertakes to file the Restated Articles with the Registrar of Companies of the Cayman Islands within one Business Day after the Closing.

7.2                                 Transfer Domain Name.  Renren and the Company shall use commercially reasonable efforts to cause the domain name of www.renren-inc.com be deleted from the business license of the Domestic Entity as soon as practicable after the Closing.

7.3                                 Intellectual Property Transfer.  Renren shall use commercially reasonable efforts to cause the transfer of, the ownership of the Intellectual Property used in the business operation of the Group Company but registered under the name of or owned by Renren or any of its Affiliates to the Domestic Entity or any other appropriate Group Company at no cost to the Group Companies or the Purchaser, including without limitation the patent application of “Data Push Method and Devise (数据推送方法及装置)”, as soon as practicable after the Closing, in any event no later than the third anniversary of the Closing Date.  During the period after Closing and before such transfer is completed, Renren shall grant the Company an irrevocable, exclusive and royalty-free license to use the Intellectual Property subject to the patent application of “Data Push Method and Devise (数据推送方法及装置).”

7.4                                 Transitional Support.  Renren shall use commercially reasonable actions, as reasonably requested by the Purchaser, to cooperate with and assist the Purchaser, at the Purchaser’s expense for any third party costs or fees, to ensure that (a) the Group Companies’ financial and accounting systems is fully integrated with those of the Purchaser and (b) all financial data of the Group Companies are transferred to the Purchaser after the Closing.

7.5                                 Registration of the Equity Pledge Agreement.  Renren and Nuomi shall cause the equity pledge agreements signed by the Baidu Nominee and Renren Nominee in favor of WFOE to be registered with the local Administration of Industry and Commerce in accordance with the PRC Property Law, within 30 calendar days after the Closing.

7.6                                 Repayment of Funding Support.  In the event the Domestic Entity did not repay the full amount of funding support Renren provided to the Domestic Entity pursuant to Section 4.3 at or before Closing, the Purchaser and the Company shall cause the Domestic Entity to repay Renren the balance of such amount of the funding support not repaid to Renren pursuant to Section 4.3 as soon as practicable after the Closing. For the avoidance of doubt, for the purpose of this Section 7.6, “as soon as practicable” means that such repayment does not, and would not reasonably be expected to, have a material adverse effect on the Group Companies’ operations in the ordinary course of business consistent with past practice; provided that any amount paid by the Domestic Entity to Renren whether before or after the Closing shall first apply to the satisfaction of the foregoing amount of funding support provided by Renren in full before any such payment is applied in satisfaction of the Intercompany Loan.

8.                                      Indemnity.

8.1                               From and after the Closing, each of the Company and Renren (each, an “Indemnifying Party” and collectively, the “Indemnifying Parties”) agrees jointly and severally to indemnify and hold harmless the Purchaser and its Affiliates and each of their respective officers, directors, partners, members, managers and agents (each, an “Indemnified Party”, and collectively, the “Indemnified Parties”), to the fullest extent lawful, from and against any and all actions, suits, claims, proceedings, costs, losses, liabilities, damages, expenses (including attorneys’ fees and disbursements), amounts paid in settlement and other costs (collectively, “Losses”) arising out of or resulting from (a) any inaccuracy in or breach of the representations or warranties made by the Company or Renren in Article 2 of this Agreement or in any certificate delivered by or on behalf of the Company or Renren pursuant to this Agreement or (b) any breach of agreements or covenants made by the Company or Renren respectively in this Agreement.

8.2                               An Indemnified Party shall give written notice to the Indemnifying Parties of any claim with respect to which it seeks indemnification promptly after the discovery by such Indemnified Party of any matters giving rise to a claim for indemnification; provided that the failure of any Indemnified Party to give notice as provided herein shall not relieve any Indemnifying Party of its obligations under this Article 8 unless and to the extent that such Indemnifying Party shall have been actually prejudiced by the failure of such Indemnified Party to so notify such Indemnifying Party.  Such notice shall describe in reasonable detail such claim.  In case any such action, suit, claim or proceeding is brought against an Indemnified Party, the Indemnified Party shall be entitled to hire, at the cost and expense of the Indemnifying Parties, counsel and participate in the defense thereof.  If an Indemnifying Party participates in the defense of any claim, all Indemnified Parties shall thereafter deliver to such Indemnifying Party copies of all notices and documents (including court papers) received by the Indemnified Parties relating to the claim, and shall cooperate in the defense or prosecution of such claim.  Such cooperation shall include the retention and (upon such Indemnifying Party’s request) the provision to the Indemnifying Party of records and information that are reasonably relevant to such claim, and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.  None of the Indemnifying Parties shall be liable for any settlement of any action, suit, claim or proceeding effected without its written consent; provided, however, that each Indemnifying Party shall not unreasonably withhold, delay or condition its consent.  Each Indemnifying Party further agrees that it will not, without the Indemnified Party’s prior written consent (which shall not be unreasonably withheld or delayed), settle or compromise any claim or consent to entry of any judgment in respect thereof in any pending or threatened action, suit, claim or proceeding in respect of which indemnification has been sought hereunder unless such settlement or compromise includes an unconditional release of such Indemnified Party from all liability arising out of such action, suit, claim or proceeding.

8.3                               For purposes of the indemnity contained in Section 8.1(a), all qualifications and limitations set forth in the parties’ representations and warranties as to “materiality,” “Material Adverse Effect” and words of similar import, shall be disregarded in determining the amount of Losses in respect of any breach of any representation or warranty under this Agreement.

8.4                               The Company shall not be required to indemnify the Indemnified Parties pursuant to Section 8.1(a) (other than claims with respect to the Fundamental Representations) unless and until the aggregate amount of all Losses incurred with respect to all claims pursuant to Section 8.1(a) exceeds US$250,000 (the “Basket”), in which event the Indemnifying Parties shall be responsible for the entire amount of such Losses.  The aggregate amount of Losses for which the Indemnifying Parties are obligated to indemnify the Indemnified Parties pursuant to Section 8.1 of this Agreement (other than Losses in connection with any breach of any of the representations and warranties of the Company and Renren contained in Sections 2.1, 2.2, 2.3, 2.4, 2.15, 2.20, or 2.21) shall not exceed US$15,000,000, and such Losses in connection with any breach of representations and warranties of the Company and Renren contained in Sections 2.15, 2.20 and 2.21, shall not exceed US$45,000,000.

8.5                               The obligations of the Indemnifying Parties under this Article 8 shall survive the transfer or redemption of the New Shares, or the Closing or termination of this Agreement; provided that in the event of any transfer of the New Shares to a third party that is not an Affiliate of the Purchaser, the Indemnifying Parties shall have no obligations under this Article 8 to such transferee.

8.6                               With the exception of claims based upon Fraud or willful misconduct, resort to indemnification under Article 8 will be the exclusive right and remedy of Indemnified Parties from and after the Closing Date for Losses or other damages under this Agreement (it being understood that nothing in this Section 8.6 or elsewhere in this Agreement will affect the Purchaser’s rights to equitable remedies to the extent available).  None of the parties hereto shall, in any event, be liable or otherwise responsible to any other party hereto (or any of its Affiliates) for any consequential or punitive damages of such other party (or any of its Affiliates) arising out of or relating to this Agreement or the performance or breach hereof. The indemnification rights contained in this Article 8 are not limited or deemed waived by any investigation or knowledge by the Indemnified Parties prior to Closing.

9.                                      Miscellaneous.

9.1                                 Survival.  The covenants of parties hereto contained in or made pursuant to this Agreement shall survive the Closing up to and until the latest date a claim may arise and/or be brought with respect to any breach of such covenant under applicable Laws.  Each of the representations and warranties contained in or made pursuant to this Agreement shall survive the Closing but only for a period of thirty-six (36) months following the Closing Date; provided that each Fundamental Representation shall survive the Closing up to and until the latest date a claim may arise and/or be brought with respect to any breach of such Fundamental Representation under applicable Laws.

9.2                                 Defined Terms Used in this Agreement.  In addition to the terms defined above, the following terms used in this Agreement shall be construed to have the meanings set forth or referenced below:

“Affiliate” means, with respect to a Person, any other Person directly or indirectly controlling, controlled by or under common control with, such Person.  For purposes of this definition, “control”(including with correlative meanings, the terms “controlled by” and “under common control with”) when used with respect to any Person, means the possession, directly or indirectly, of the power to cause the direction of management and/or policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

“Anticorruption Laws” means Laws relating to anti-bribery or anticorruption (governmental or commercial), which apply to the business and dealings of any Group Company, including, without limitation, the PRC Law on Anti-Unfair Competition adopted on September 2, 1993, the Interim Rules on Prevention of Commercial Bribery issued by the PRC State Administration of Industry and Commerce on November 15, 1996 and the U.S. Foreign Corrupt Practice Act of 1977, as amended from time to time.

“Business Cooperation Agreement” means the Business Cooperation Agreement, to be entered into by and between the parties named therein, dated as of the Closing Date, in a form mutually acceptable and agreed upon by the Purchaser and Renren, each acting reasonably.

“Business Day” means a day other than Saturday, Sunday or any other day on which commercial banks in the Cayman Islands, the PRC or the Hong Kong Special Administrative Region are authorized or required by applicable law to close.

“Current Assets” means all current assets of the Group Companies that would be reflected as current assets on a consolidated balance sheet of the Group Companies prepared in accordance with U.S. GAAP and in a manner consistent with the preparation of the Financial Statements, including, cash and cash equivalents, accounts receivable net of provision, advances to merchants net of provision, prepayments and deposits, other receivables and inventory, but excluding, deferred income Taxes.

“Current Liabilities” means all current liabilities of the Group Companies that would be reflected as current liabilities on a consolidated balance sheet of the Group Companies prepared in accordance with U.S. GAAP and in a manner consistent with the preparation of the Financial Statements, including without limitation, accounts payable, accrued expenses, accrued compensation, deferred revenues, other payables, but excluding the Intercompany Loan.

“Designated SEC Reports” means the Annual Report on Form 20-F filed by Renren for the fiscal year ended December 31, 2012 and each Current Report on Form 6-K filed by Renren after the filing date of such Annual Report on Form 20-F and before the date hereof.

“Domestic Entity” means Beijing Nuomi Wang Technology Development Co., Ltd., a limited liability company organized and existing under the laws of the PRC.

“Environmental Claim” means any claim, action, cause of action, suit, proceeding, investigation, order, decree, demand or notice (written or oral) or requirement by any person or entity alleging actual or potential liability (including, without limitation, actual or potential liability for investigatory costs, cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries, attorneys’ fees or penalties) arising out of, based on, resulting from or relating to (a) the presence, or release into the environment, of, or exposure to, any Materials of Environmental Concern at any location, whether or not owned or operated by any Group Company, now or in the past, or (b) circumstances forming the basis of any violation, or alleged violation, of any Environmental Law.

“Environmental Laws” means all federal, state, local and foreign Laws, regulations, ordinances, requirements of governmental authorities, and common law relating to pollution or protection of human health or the environment (including, without limitation, ambient air, surface water, ground water, land surface or subsurface strata, and natural resources), including, without limitation, Laws and regulations relating to (i) emissions, discharges, releases or threatened releases of, or exposure to, Materials of Environmental Concern, (ii) the manufacture, processing, distribution, use, treatment, generation, storage, containment (whether above ground or underground), disposal, transport or handling of Materials of Environmental Concern, (iii) recordkeeping, notification, disclosure and reporting requirements regarding Materials of Environmental Concern, (iv) endangered or threatened species of fish, wildlife and plant and the management or use of natural resources, (v) the preservation of the environment or mitigation of adverse effects on or to human health or the environment, or (vi) emissions or control of greenhouse gases.

“Fraud” means actual fraud involving a knowing and intentional misrepresentation and omission of a fact material to the transactions contemplated by this Agreement made with the intent of inducing any other party hereto to enter into this Agreement and upon which such other party has relied (as opposed to any fraud claim based on constructive knowledge, negligent misrepresentation or omission or a similar theory) under applicable tort laws.

“Fully-Diluted” means, with respect to the Ordinary Shares, all outstanding Ordinary Shares and all Ordinary Shares issuable in respect of securities convertible into or exchangeable for Ordinary Shares, all share appreciation rights, options, warrants, share entitlements and other rights to purchase or subscribe for Ordinary Shares or securities convertible into or exchangeable for Ordinary Shares, including the Ordinary Shares reserved for issuance under the Share Incentive Plan.

“Fundamental Representations” means the representations and warranties of the Company and Renren contained in Sections 2.1, 2.2, 2.3, 2.4, 2.20 and 2.21.

“Governmental or Regulatory Authority” means any nation or government or any province or state or any other political subdivision thereof, or any entity, authority or body exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including any government authority, agency, department, board, commission or instrumentality or any political subdivision thereof, any court, tribunal or arbitrator, and any self-regulatory organization.

“Group Companies” means the Company and its subsidiaries and consolidated Affiliates that are not a natural person, including HK Entity, WFOE and the Domestic Entity (each, a “Group Company”).

“HK Entity” means Nuomi (HK) Technology Development Co., Limited, a limited liability company legally organized and existing under the laws of Hong Kong Special Administrative Region.

“Intercompany Loan” means the amount owed by the Domestic Entity to Renren or any of its Affiliates (other than the Group Companies).

“Indebtedness” means, with respect to any Person, (i) all indebtedness of such Person, whether or not contingent, for borrowed money, (ii) all obligations of such Person for the deferred purchase price of property or services, (iii) all other indebtedness of such Person evidenced by notes, bonds, debentures, finance leases or other similar instruments, (iv) all indebtedness of others referred to in clauses (i) through (iii) above guaranteed directly or indirectly in any manner by such Person.

“Intellectual Property” means any and all (i) patents, all patent rights and all applications therefor and all reissues, reexaminations, continuations, continuations-in-part, divisions, and patent term extensions thereof, (ii) inventions (whether patentable or not), discoveries, improvements, concepts, innovations and industrial models, (iii) registered and unregistered copyrights, copyright registrations and applications, author’s rights and works of authorship (including artwork of any kind and software of all types in whatever medium, inclusive of computer programs, source code, object code and executable code, and related documentation), (iv) URLs, web sites, web pages and any part thereof, (v) technical information, know-how, trade secrets, drawings, designs, design protocols, specifications for parts and devices, quality assurance and control procedures, design tools, manuals, research data concerning historic and current research and development efforts, including the results of successful and unsuccessful designs, databases and proprietary data, (vi) proprietary processes, technology, engineering, formulae, algorithms and operational procedures, (vii) trade names, trade dress, trademarks, domain names, and service marks, and registrations and applications therefor, (viii) the goodwill of the business symbolized or represented by the foregoing, customer lists and other proprietary information and common-law rights, (ix) any other intellectual property or proprietary rights, and (x) all rights to sue or recover and retain damages, costs and attorneys’ fees for past, present and future infringement of misappropriation of any of the foregoing.

“Key Employees” means the persons whose names are listed on Schedule IV attached hereto.

“Knowledge” including the phrase “to the Company’s Knowledge” shall mean the actual knowledge of any of the directors or officers of Renren or any of the Group Companies after due inquiry of the relevant employees of Renren or any of the Group Companies.

“Law” means any constitutional provision, statute or other law, rule, regulation, official policy or interpretation of any Governmental or Regulatory Authority.

“Lien” means any lien, adverse right or claim, charge, option, pledge, covenant, title defect, security interest or other encumbrances of any kind.

“Material Adverse Effect” means any effect, change, fact, event, occurrence, development or circumstance that is or would reasonably be expected to result in a material adverse effect on or change in the business, assets (including intangible assets), liabilities, financial condition, property or results of operations of the Group Companies, taken as a whole; provided, however, that the following shall not be deemed to constitute, and shall not be taken into account in determining whether there has been a “Material Adverse Effect”: (a) any adverse changes, event or effect to the extent resulting from changes in the general business, political or economic conditions or the financial, credit or securities markets, including any change, event or effect relating to any war, acts of terrorism or similar events, unless any of the foregoing disproportionately affects the Group Companies (in which case the incremental disproportionate impact or impacts may be taken into account in determining whether there has been a Material Adverse Effect); (b) any adverse change, event or effect to the extent arising from the Group Companies’ customer’s reaction or response to the transactions contemplated hereby, due solely to the identity of the Purchaser (including any loss of or adverse change in the relationship of any of the Group Companies’ with its employees, contractors, clients, partners, or suppliers related thereto); (c) any action taken by the Purchaser or its representatives, or taken by the Group Companies on or after the date of this Agreement at the written request of the Purchaser or any of its representatives or as required by this Agreement; (d) any adverse change, event or effect generally affecting the industry in which the Group Companies provide services and products, unless any of the foregoing disproportionately affects the Group Companies (in which case the incremental disproportionate impact or impacts may be taken into account in determining whether there has been a Material Adverse Effect); and/or (e) changes in the applicable Laws by any Governmental or Regulatory Authority or changes in accounting rules applicable to the Group Companies, in each case, proposed, adopted or enacted after the date hereof.

“Materials of Environmental Concern” means chemicals, pollutants, contaminants, wastes, toxic or hazardous substances, materials or wastes, petroleum and petroleum products, greenhouse gases, asbestos or asbestos-containing materials or products, polychlorinated biphenyls, lead or lead-based paints or materials, radon, fungus, mold, mycotoxins or other substances that may have an adverse effect on human health or the environment.

“Net Working Capital” means Current Assets minus Current Liabilities.

“Order” means any injunction, judgment, decree, order, ruling, assessment or writ of any Governmental or Regulatory Authority.

“Ordinary Course of Business” means the ordinary course of business consistent with past practice.  Without limiting the foregoing, Ordinary Course of Business with respect to a Group Company shall include (a) actions taken (i) as expressly contemplated in or expressly permitted by the Transaction Documents, (ii) in connection with necessary or prudent repairs due to breakdown or casualty, or other actions taken in response to a business emergency or other unforeseen operational matters, (iii) as required by Laws or Orders, or (iv) as contemplated by financing agreements or other contracts that have been entered into by a Group Company; and (b) participating in regulatory proceedings in the ordinary course of business consistent with past practices.

“Person” means any individual, corporation, partnership, trust, limited liability company, association or other entity.

“Purchase Option Agreement” means the Purchase Option Agreement to be entered into by and between the Company, the Purchaser and Renren, dated as of the Closing Date, in substantially the form of Exhibit E attached hereto, with such changes thereto as mutually agreed by the Company, the Purchaser and Renren.

“PRC” means People’s Republic of China but solely for purposes of this Agreement and the other Transaction Documents, excluding the Hong Kong Special Administrative Region, Macau Special Administrative Region and the island of Taiwan.

“Share Incentive Plan” means the Share Incentive Plan in a form mutually acceptable and agreed upon by the Company, the Purchaser and Renren, each acting reasonably, to be adopted by the Company upon and with effect from the Closing.

“Shareholders” means all Persons holding shares of the Company and listed in the register of members of the Company.

“Shareholders Agreement” means the Shareholders Agreement to be entered into by and between the Company, the Purchaser, Renren and other parties named therein, dated as of the date of the Closing, in substantially the form of Exhibit F attached hereto, with such changes thereto as mutually agreed by the Company, the Purchaser and Renren.

“Tax” or “Taxes” means (i) any tax, duty, custom, fee, assessment charge, or other levy separately or jointly due or payable to, or levied or imposed by any Governmental or Regulatory Authority, including income, gross receipts, license, wages, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duty, capital, capital gains, capital stock, goods and services, franchise, profits, withholding, social security, unemployment, disability, real property, personal property, sales, use, transfer, transaction, registration, value added, alternative/add-on minimum, estimated or other tax, duty, charge, custom, governmental fee, assessment or other levy of any kind whatsoever, including any interest, penalty, fine or addition thereto, and any interest with respect to such addition or penalty, and (ii) any liability for the payment of any amounts described in clause (i) for or to any other Person as a result of being a member of an affiliated, consolidated, combined or unitary group, or as a transferee or successor, by contract, or otherwise, including as a result of an express or implied obligation to indemnify any other Person with respect to the payment of any amounts described in clause (i).

“Tax Asset” means any net operating loss, net capital loss, foreign tax credit, or any other credit or tax attribute that could be carried forward or back to reduce Taxes.

“Tax Return” means any return, statement, report, election, declaration, disclosure, schedule or form relating to Taxes that is filed or required to be filed with any taxing authority.

“Transaction Documents” means this Agreement, the Promissory Note, the Purchase Option Agreement, the Shareholders Agreement, the VIE Agreements, and the Business Cooperation Agreement.

“VIE Agreements” means, collectively, the Exclusive Option Agreement (独家购买权合同), the Exclusive Technology Consulting and Services Agreement (独家技术咨询和服务协议), the Proxy Agreement (股东表决权委托行使协议), the Equity Pledge Agreement (股权质押合同), the Loan Agreement (借款协议), the Business Operation Agreement (业务经营协议), the forms of which are attached hereto as Exhibit G.

“WFOE” means Beijing Nuomi Wang Information Technology Co., Ltd., a wholly foreign owned enterprise organized and existing under the laws of the PRC.

9.3                                           Termination.  This Agreement may be terminated at any time prior to the Closing: (a) by mutual written agreement of the parties hereto; (b) by Renren or the Purchaser, if the Closing has not been consummated on or before the date falling on the ninety (90) days after the Signing Date (the “End Date”); provided that the right to terminate this Agreement pursuant to this Section 9.3(b) shall not be available to any party whose material breach of any provision of this Agreement results in the failure of the Closing to be consummated by the End Date; (c) by either the Company or the Purchaser, if there shall be any applicable law or requirement of any Governmental or Regulatory Authority that shall have become final and non-appealable that makes consummation of the Closing illegal or otherwise prohibited, or enjoins the consummation of the Closing; (d) by the Purchaser, if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company or Renren set forth in this Agreement shall have occurred that would cause any of the conditions set forth in Article 5 not to be satisfied and is incapable of being cured by the Company or Renren (as applicable) or, if capable of being cured by the Company or Renren (as applicable) through the exercise of reasonable efforts, the Company or Renren (as applicable) does not cure such breach or failure within 20 days after its receipt of written notice thereof from the Purchaser; or (e) by the Company, if a breach of any representation or warranty or failure to perform any covenant or agreement, on the part of the Purchaser set forth in this Agreement shall have occurred that would cause any of the conditions set forth in Article 6 not to be satisfied and is incapable of being cured by the Purchaser or, if capable of being cured by the Purchaser through the exercise of reasonable efforts, the Purchaser does not cure such breach or failure within 20 days after its receipt of written notice thereof from the Company.  If this Agreement is terminated pursuant to this Section 9.3, this Agreement (other than Articles 8 and 9) shall become void and of no effect without liability of any party to each other party hereto; provided that if such termination shall result from the willful or intentional (i) failure of any party to fulfill a condition to the performance of the obligations of any other party, or (ii) failure of any party to perform a covenant hereof not waived by the other party, such party shall be fully liable for any and all liabilities and damages incurred or suffered by any other party as a result of such failure.  The provisions of Articles 8 and 9 shall survive any termination hereof pursuant to this Section 9.3.  If this Agreement is terminated pursuant to this Section 9.3, each Party shall use commercially reasonable efforts to cause the transactions contemplated by the VIE Agreements implemented pursuant to Section 5.11 to be unwound and returned to  the original corporate structure involving WFOE and the Domestic Entity immediately prior to the execution of the VIE Agreements.

9.4                               Transaction Fees and Expenses.

(a)                                 In the event the Closing occurs, each party shall be responsible for its own fees and expenses incurred in connection with this Agreement and other Transaction Documents; provided, that the Company shall reimburse (i) the Purchaser up to US$500,000 and (ii) Renren up to US$300,000, in each case, for the fees and expenses incurred by the Purchaser and Renren respectively in connection with this Agreement and other Transaction Documents, which amounts shall be paid by the Company by wire transfer of immediately available funds as soon as practicable after the Closing.

(b)                                 In the event that this Agreement is terminated pursuant to Section 9.3, each party shall be responsible for its own fees and expenses incurred in connection with this Agreement and other Transaction Documents.

9.5                                           Transfer; Successors and Assigns.  The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and permitted assigns of the parties.  Neither party may assign or delegate this Agreement, or any of the rights or obligations hereunder, in whole or in part, nor voluntarily or by operation of law, without the prior written consent of the other party which consent shall not unreasonably be withheld.  Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and permitted assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

9.6                                           Governing Law.  This Agreement and all acts and transactions pursuant hereto and the rights and obligations of the parties hereto shall be governed, construed and interpreted in accordance with the laws of the State of New York, without giving effect to principles of conflicts of law.

9.7                                           Counterparts.  This Agreement may be executed in any number of counterparts, including counterparts delivered by facsimile transmission or in scanned format through e-mail, each of which shall be deemed an original and all of which together shall constitute one instrument.

9.8              Titles and Subtitles.  The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

9.9              Requests and Notices.  Any request or notice required or permitted by this Agreement shall be in writing and shall be deemed sufficient upon delivery, when delivered personally or by overnight courier or sent by email or by fax (upon customary confirmation of receipt), or 48 hours after being deposited as certified or registered mail, with postage prepaid, addressed to the party to be notified at such party’s address as set forth on the signature page hereto, or as subsequently modified by written notice, and

(a)           if to the Company before Closing, or to Renren::

Nuomi Holdings Inc.

23/F Jing An Center

No.8 North Third Ring Road East

Chao Yang District, Beijing, P. R. China 100028

Attention: Xiangzhi Bao, Director-Legal Affairs

With a copy to (which copy shall not constitute notice):

RenrenCorporateLegalNotices@renren-inc.com

and

K&L Gates LLP

1717 Main Street, Suite 2800

Dallas, TX  75201

Attention: Wilson Chu/Jessica Pearlman
Facsimile: +1 214 939 5849/+1 206 370 6150

E-mail:
Wilson.Chu@klgates.com/Jessica.Pearlman@klgates.com

(b)           if to the Company after Closing, or to the Purchaser:

Baidu Campus
No. 10 Shangdi 10th Street
Haidian District, Beijing 100085
The People’s Republic of China
Attn: Hesong Tang
Facsimile: +86 10 5992 0000

With a copy to (which copy shall not constitute notice):

Skadden, Arps, Slate, Meager & Flom LLP
30/F China World Office 2
No. 1 Jianguomenwai Avenue, Beijing 100004, China
Attention: Peter Huang/Daniel Dusek
Facsimile: +86 10 6535 5577
Email: peter.huang@skadden.com/daniel.dusek@skadden.com

9.10            Amendments and Waivers.  Any term of this Agreement may be amended or waived only with the written consent of the parties hereto.

9.11            Severability.  If one or more provisions of this Agreement are held to be unenforceable under applicable law, the parties agree to renegotiate such provision in good faith.  In the event that the parties cannot reach a mutually agreeable and enforceable replacement for such provision, then (a) such provision shall be excluded from this Agreement, (b) the balance of the Agreement shall be interpreted as if such provision were so excluded so as reasonably to effect the intent of the parties hereto and (c) the balance of the Agreement shall be enforceable in accordance with its terms.  The parties further agree to use good faith efforts to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

9.12            Delays or Omissions.  No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring.  Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing.  All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

9.13            Entire Agreement.  This Agreement, and the documents referred to herein constitute the entire agreement between the parties hereto pertaining to the subject matter hereof, and any and all other written or oral agreements relating to the subject matter hereof existing between the parties hereto are expressly canceled; provided, however, for the period between the date hereof and the Closing Date, notwithstanding the existing terms of the Non-Disclosure Agreement as set forth in Section 8(b), the Non-Disclosure Agreement the Non-Disclosure Agreement dated as of July 29, 2013 (the “Non-Disclosure Agreement”)  shall not be superseded by this Agreement and shall remain in effect in accordance with its terms until the

Closing Date or until the Non-Disclosure Agreement otherwise expires in accordance with its terms.

9.14            Dispute Resolution.

(a)           Negotiation Between Parties; Mediations.  The parties agree to negotiate in good faith to resolve any dispute between them regarding this Agreement.  If the negotiations do not resolve the dispute to the reasonable satisfaction of both parties, then each party that is a company shall nominate one authorized officer as its representative.  The parties or their representatives, as the case may be, shall, within 30 days of a written request by either party to call such a meeting, meet in person and shall attempt in good faith to resolve the dispute.  If the disputes cannot be resolved by such senior managers in such meeting, the parties agree that they shall, if requested in writing by either party, meet within 30 days after such written notification for one day with an impartial mediator and consider dispute resolution alternatives other than formal arbitration.  If an alternative method of dispute resolution is not agreed upon in the one day mediation, either party may begin formal arbitration proceedings to be conducted in accordance with subsection (b) below.  This procedure shall be a prerequisite before taking any additional action hereunder.

(b)           Arbitration.  In the event the parties are unable to settle a dispute between them regarding this Agreement in accordance with subsection (a) above, subject to subsection (c) below, such dispute shall be referred to and finally settled by arbitration at the Hong Kong International Arbitration Centre in accordance with the UNCITRAL Arbitration Rules (“UNCITRAL Rules”) in effect, which rules are deemed to be incorporated by reference into this subsection (b), subject to the following: (i) the arbitration tribunal shall consist of three arbitrators to be appointed according to the UNCITRAL Rules; and (ii) the language of the arbitration shall be English.  The prevailing party shall be entitled to reasonable attorney’s fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled.

(c)           Specific Performance.  The parties hereto agree that the Purchaser would suffer irreparable damage if any provision of this Agreement were not performed in accordance with the terms hereof and that, notwithstanding anything to the contrary herein, the Purchaser shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in any court of competent jurisdiction, in addition to any other remedy to which they are entitled at law or in equity.

[Signature Pages Follow]

The parties have executed this Ordinary Shares Purchase Agreement as of the date first written above.

COMPANY:

NUOMI HOLDINGS INC.

By:	/s/ Joseph Chen
Name:
Title:

PURCHASER:

BAIDU HOLDINGS LIMITED

By:	/s/ Robin Li
Name:	Robin Li
Title:	Director

RENREN:

RENREN INC.

By:	/s/ Joseph Chen
Name:
Title:

[Signature Page to Share Purchase Agreement]